

August 18, 2021

James R. Bond
President and Chief Executive Officer
Kelso Technologies Inc.
13966 18B Avenue
Surrey, British Columbia V4A8J1
Canada

> **Re: KELSO TECHNOLOGIES INC**
> **Form 20-F for the Fiscal Year Ended December 31, 2020**
> **Filed April 1, 2021**
> **File No. 001-36685**

Dear Mr. Bond:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2020

B Business Overview
Rail Tank Car Market Indicators, page 18

1. We note that you presented a non-GAAP measure, EBITDA, on pages 18 and 22. Please revise future filings to provide all the disclosures required by Item 10(e) of Regulation S-K, including a reconciliation to the most directly comparable IFRS measure. In addition, please provide us with your calculation of EBITDA for each of the fiscal years 2020 and 2019.

James R. Bond
Kelso Technologies Inc.
August 18, 2021
Page 2

<u>Exhibit 99.3</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 17. Segment Information, page 31</u>

2.   Please revise this note in future filings to provide the disclosures required by IFRS 8.21 and 8.28, including the reported segment profit or loss for each of your segments and the reconciliation of these measures to your consolidated results.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Andi Carpenter at 202-551-3645 or Martin James, Senior Advisor, at 202-551-3671 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing